THE EMERGING GERMANY FUND INC DFRN 14A
Filing Date: 1/11/99


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 TYPE:  DFRN 14A
 SEQUENCE:  1


                          SCHEDULE 14A INFORMATION
                   PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

Filed by Registrant  [     ]
Filed by a Party other than the Registrant  [X]

Check the appropriate box:

[   ] Preliminary Proxy Statement     [  ]  Confidential, For Use of the
                                            Commission Only (as
                                            permitted
                                            by Rule 14a-6(e)(2))

[ X ]     Definitive Proxy Statement

[   ]     Definitive Additional Materials

[   ]     Soliciting Material Pursuant to Sec. 240.14a-11(c) or Sec. 240.14a-12
                       THE EMERGING GERMANY FUND, INC.
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                   (Name of Registrant as Specified in its Charter)
                             Deep Discount Advisors, Inc.
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   (Name of Person(s) Filing Proxy Statement, if Other Than the
Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]     No fee required.

[   ]     Fee computed on table below per Exchange Act Rules 14a-6(i)(4)
and 0-11.

          (1) Title of each class of securities to which transaction applies: _____________________________________________

          (2) Aggregate number of securities to which transaction applies: _____________________________________________

          (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
                 ______________________________________________________
          (4)    Proposed maximum aggregate value of transaction:
                 ______________________________________________________
          (5)    Total fee paid:_______________________________________
 [   ]     Fee paid previously with preliminary materials.



[   ]   Check box if any part of the fee is offset as provided by
Exchange Act Rule 0-11(a)(2) and identify the filing for which the
offsetting fee was paid previously.   Identify the previous filing by
registration statement number, or the form or schedule and the date of its filing.

       (1)   Amount previously paid:
             _______________________________________
       (2)   Form, Schedule or Registration Statement No.:
             _______________________________________
       (3)   Filing Party:
             _______________________________________
       (4)   Date Filed:
             _______________________________________


OPPOSING PROXY 1998      THE EMERGING GERMANY FUND, INC.  [FRG]
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                    Deep Discount Advisors, Inc.
       One West Pack Square, Suite 777, Asheville, NC  28801
      828-274-1863  Fax: 828-255-4834  E-mail: ddainc@msn.com


Dear Fellow Stockholders:

I am President of Deep Discount Advisors, Inc., and General Partner of Ron Olin Investment Management Company, both registered investment advisors, which are the Soliciting Shareholders ("Soliciting Shareholder") for this Proxy.

As a long-term stockholder of The Emerging Germany Fund, Inc. (the "Fund"), I am concerned about the lack of commitment to maximizing shareholder value shown by the current manager and the Board, which I believe it controls. After a long campaign in which it resisted effective action to eliminate the discount, the Board has now recommended open-ending the Fund, but only on its own timetable and only after extracting a penalty (known as a redemption fee) on redeeming shareholders. We believe more effective and expedient action can be taken to deliver full Net Asset Value (NAV) to shareholders.

In order to give stockholders a stronger voice on matters affecting the value of their investments in the Fund at the 1998 Meeting of Stockholders, we intend to nominate four persons for election as directors of the Fund. We also intend to introduce two proposals submitted by other stockholders that the Fund has refused to include in its proxy. The meeting will be held on January 26, 1999.

The persons we intend to nominate for election as directors are: Ronald G. Olin, Ralph W. Bradshaw, Gary A. Bentz, and William A. Clark. Each is committed to delivering full NAV to all shareholders as soon as possible with no redemption penalty. Each is also committed to execute the recommendations of those shareholders wishing to remain in the fund while keeping related expenses to a minimum. If elected, Messrs. Olin, Bradshaw, Bentz, and Clark would encourage the Board of Directors to consider and to implement a variety of actions designed to enhance stockholder value as expeditiously and inexpensively as possible.

These actions will include, but are not limited to:

 - A proportionate distribution of the Fund's assets as soon as possible, at full NAV, to all shareholders who do not wish to remain in the Fund. This would be done without disrupting the Fund's portfolio or creating a tax impact on remaining shareholders;

 - Implementing an open-ending of the Fund as cheaply and quickly as possible WITH NO REDEMPTION FEES WHATSOEVER if the open-ending proposal presented to shareholders is approved;

 - A cost-effective and timely implementation of any and all other actions approved by shareholders in the annual meeting, including any shareholder resolutions that receive a majority of the votes cast.

A proportionate distribution would likely require exemptive relief from the SEC to permit participation by those shareholders who own more than 5% of the Fund. Also, it is possible that if most of the shareholders elect to receive a proportionate distribution, the Fund may become so small that it is impractical to operate. As would be the case with massive redemptions after open-ending, a merger or liquidation might then become necessary.

At the meeting, we will introduce for a vote by stockholders the following proposals submitted by other shareholders which the Fund has declined to include in its proxy:

 - A resolution removing from office those Directors not standing for election;

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 - A resolution recommending that the Board seek reimbursement from the investment advisor and/or other responsible parties for costs associated with litigation and delaying the 1998 annual meeting.


We believe that both the management of the Fund and the Fund's Board of Directors have been unresponsive to the legitimate concerns of long-term stockholders. Consequently, we now believe that the only way to assure that stockholder interests are given primary consideration is through significant stockholder representation on the Board of Directors. We are not interested in competing for the Fund's advisory contract and would not agree to be the replacement for the manager if their advisory contract were terminated.

Last April I was sued by the Fund, along with others, claiming that all of us had engaged in an undisclosed scheme to wage an unregulated proxy contest for control of the Fund for the purpose of "forcing the Fund to convert from a closed-end fund to an open-end fund" and to make a "quick profit at the expense of other shareholders." I believe there is something wrong when a fund sues its own shareholders rather than talking to them, cancels its annual meeting, spends hundreds of thousands of dollars on litigation, and later concludes that it would be better after all for the Fund to be open-ended. I believe the Fund's shareholders could be better served by their Board, their lawyers, and their manager.

We cannot afford to spend a lot of money on expensive legal work, multiple mailings, and proxy solicitors who will call you on the telephone and try to record your vote. Indeed, we suspect that the Fund will spend our money, and yours, to do exactly that. They will make it as easy as possible for you to record your vote for management, the current Board, and their recommendations. We believe the management of this Fund and the current Board have not served your best interests. You have a chance to vote your own pocketbook. We represent substantial shareholder interests and, if you elect us, we will represent your interests as shareholders. Please vote and return the green proxy card.

Please read the attached Proxy Statement carefully. It contains additional information about the persons we plan to nominate for election as directors and the proposals we will introduce on behalf of other shareholders.


To enable us to vote your shares on these issues, PLEASE MARK, SIGN, and DATE AND RETURN THE ENCLOSED [GREEN] PROXY CARD IN THE POSTAGE PRE-PAID ENVELOPE THAT HAS BEEN PROVIDED. You may vote on all proposals contained in the Fund's [WHITE] proxy card by using the enclosed [GREEN] proxy card. Instructions for executing the [GREEN] proxy card are on the next page.

If you have already returned the [WHITE] proxy card sent to you by the Fund, you may revoke that proxy and vote for our nominees and proposals by marking, signing, dating, and mailing a later dated [GREEN] proxy card.

AFTER SUBMITTING A [GREEN] PROXY CARD, PLEASE DO NOT RETURN A [WHITE] PROXY CARD (EVEN IF YOU ARE VOTING AGAINST THE NOMINEES NAMED IN THE FUND'S PROXY STATEMENT). DOING SO WILL REVOKE YOUR [GREEN] PROXY CARD.
If you have any questions, please call me at (828) 274-1863

Sincerely yours,



Ronald G. Olin




          TO SUPPORT OUR EFFORTS TO ENHANCE STOCKHOLDER VALUE, PLEASE MARK, DATE, SIGN, AND RETURN THE ENCLOSED [GREEN] PROXY CARD USING THE ENCLOSED POSTAGE PRE-PAID ENVELOPE.
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                             VOTING INFORMATION

The Fund's proxy materials include proposals relating to the election of Directors, ratification of the selection of the Fund's independent Accountants, changing the name of the Fund, terminating the investment advisory contract, open-ending the Fund, and conversion to a broad-based European fund. You may vote on each of the matters contained in the Fund's proxy statement, as well as additional shareholder proposals by completing and returning the enclosed [GREEN] proxy card.

The Soliciting Shareholder is not making any recommendation as to how you should vote on ratification of the selection of the Fund's independent accountants.

A [GREEN] proxy card which is returned to the Soliciting Shareholder or its agent will be voted as you indicate on the card. If a [GREEN] proxy card is returned without indicating how to vote on a matter, your shares will be voted FOR the election of our nominees, FOR the expansion of the Fund's investment objective to a broad-based European fund, FOR a proposal requiring the removal of Directors not standing for election, FOR a proposal recommending the Board seek reimbursement of recent litigation expenses from the investment advisor, and will ABSTAIN on the proposal to ratify the selection of the Fund's independent accountants. All other stockholder proposals contained in this proxy or introduced at the meeting for which you have not indicated your preference will be voted at the time of the meeting by the Soliciting Shareholder in accordance with the best interests of the stockholders in the sole judgement and opinion of the Soliciting Shareholder.

If you have already returned the [WHITE] proxy card that was sent to you by the Fund, you may revoke that proxy and vote for the Soliciting Shareholder's nominees and proposals by marking, signing, dating, and mailing a later dated [GREEN] proxy card.

Completing and returning a [WHITE] proxy card, even to vote against the nominees named in the Fund's proxy statement, after you return the enclosed [GREEN] proxy card will revoke the proxy given in the [GREEN] card.

Therefore, DO NOT return a [WHITE] proxy card after returning the [GREEN] card, unless you wish to completely cancel ALL of your choices on the [GREEN] proxy card.

Also, DO NOT give your proxy to a Telephone Solicitor for the Fund. Doing so will revoke your earlier dated [GREEN] Proxy.

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OPPOSING PROXY 1998      THE EMERGING GERMANY FUND, INC.  [FRG]
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              PROXY STATEMENT IN OPPOSITION TO SOLICITATION BY THE BOARD
                  OF DIRECTORS OF THE EMERGING GERMANY FUND, INC.

                        ANNUAL MEETING OF STOCKHOLDERS
                       To be held on January 26, 1999

This proxy statement and the enclosed [GREEN] proxy card are being furnished to holders of record on December 4, 1998 (the "Record Date") of shares of common stock, par value $.01 per share (the "Common Stock"), of The Emerging Germany Fund, Inc., a Maryland corporation (the "Fund"), by Deep Discount Advisors, Inc. and Ron Olin Investment Management Company, both registered investment advisors, (the "Soliciting Shareholder"), in connection with the solicitation of proxies by the Soliciting Shareholder for use at the 1998 Annual Meeting of the Fund to be held on January 26, 1999, at 75 Wall Street (Lower Level), New York, New York 10005 at 10:00 a.m., New York time. The principal executive offices of the Fund are located at Four Embarcadero Center, San Francisco, California 94111. The Soliciting Shareholder is soliciting a proxy to vote your shares at the 1998 Annual Meeting of Stockholders of the Fund and at any and all adjournments or postponements of the meeting.

This proxy statement and the enclosed [GREEN] proxy card are first being sent to stockholders of the Fund on or about January 11, 1999.


                              INTRODUCTION

There are five matters that the Fund has scheduled to be voted on at the meeting:

           1(a) Expansion of the Fund's investment objective from a predominantly German investment portfolio to a broader
                 European investment portfolio, ("Conversion to European Fund").

           1(b) Amendment of the Fund's Articles of Incorporation to change the Fund's name to Dresdner RCM Europe Fund, Inc.

           2(a) Conversion of the Fund from a closed-end investment company to an open-end investment company under the 1940
                 Act and the amendment and restatement of the fund's Articles of Incorporation.

           2(b) Modification and elimination of certain of the Fund's fundamental investment restrictions.

           2(c)  Approval or disapproval of the Investment Management Agreement.

           2(d)  Approval or disapproval of the Rule 12B-1 Distribution Plan.


           3. To elect four Directors of the Fund, each to hold office for a term of three years and until his successor is duly elected and qualifed.

           4. To ratify the selection of PricewaterhouseCoopers LLP as independent accountants of the fund for the fiscal year ending December 31, 1999.

           5. A stockholder proposal to terminate the Fund's advisory agreement with Dresdner RCM Global Investors LLC, ("Advisor"), which serves as the investment advisor of the Fund (the "Contract Termination Proposal").

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OPPOSING PROXY 1998      THE EMERGING GERMANY FUND, INC.  [FRG]
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With respect to these matters, the Soliciting Shareholder is soliciting a proxy to vote your shares:

         * IN FAVOR of the election of four persons whom the Soliciting Shareholder intends to nominate for election as directors of the Fund; and

         *  IN FAVOR of the Conversion to European Fund proposal.


With regard to item 1(b), changing the name of the Fund, all parts of item 2, the open-ending proposal, and item 5, the Contract Termination Proposal, the Soliciting Shareholder will vote in accordance with your wishes on those matters. Any favorable vote cast on our opposing proxy for any matter presented in the Fund's proxy will be considered a vote to implement that item as described in the Fund's proxy. If no instructions are given with regard to item 1(b), any part of item 2, or item 5, the Soliciting Shareholder will vote in accordance with the best interests of all shareholders at the time of the Annual Meeting. This decision will be made in the sole discretion of the Soliciting Shareholder, unless otherwise specified by you on the [GREEN] Proxy card. The intent of this discretion is to permit the Soliciting Shareholder to negotiate on behalf of the best interests of shareholders in maximizing the value of their investment. For example, if other actions were to result in shifting control to a Board more representative of shareholder interests, then termination of the investment manager's contract may become unnecessary.

The Soliciting Shareholder is making no recommendation on how shares should be voted on the ratification of the selection of the Fund's independent accountants and will ABSTAIN if no preference is indicated.

The Soliciting Shareholder is also soliciting your proxy to vote your shares on the following proposals which were made by other stockholders and which we intend to introduce at the meeting (but which do not appear in the Fund's proxy statement or on its [white] proxy card):


         6.   A stockholder resolution as follows:

              RESOLVED: The Class II and Class III Directors of the Emerging Germany Fund (the "Fund") are hereby removed.;

         7.   A stockholder resolution as follows:

              RESOLVED: That Fund shareholders believe costs associated with litigation delaying the 1998 annual meeting were unnecessary, harmful to shareholder interests, and a waste of corporate assets. As one reasonable remedy, shareholders recommend that the Board in charge after the 1998 annual meeting seek reimbursement, through legal means if necessary, from the investment advisor and/or other responsible parties for the applicable legal and other expenses charged to the Fund.



How Proxies Will Be Voted

All of the proposals scheduled by the Fund to be voted on at the meeting are included in the enclosed [GREEN] proxy card. If you wish to vote IN FAVOR of our nominees, and FOR any of the other proposals, you may do so by completing and returning a [GREEN] proxy card.


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OPPOSING PROXY 1998      THE EMERGING GERMANY FUND, INC.  [FRG]
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If you return a [GREEN] proxy card to the Soliciting Shareholder or its agent, your shares will be voted on each matter as you indicate. If you do not indicate how your shares are to be voted on a matter, they will be voted FOR the election of our nominees for director, FOR item 1.a, Conversion to European Fund proposal, FOR the proposal to remove Class II and Class III Directors, FOR the resolution recommending that the Fund seek reimbursement of litigation costs from the Fund's investment advisor. If you do not indicate how to vote on the ratification of the selection of the Fund's independent accountants, your shares will be voted TO ABSTAIN on that matter. All other stockholder proposals contained in this proxy or introduced at the meeting will be voted at the time of the meeting by the Soliciting Shareholder in accordance with the best interests of the stockholders, in the sole judgement and opinion of the Soliciting Shareholder.

If you return a [GREEN] proxy card, you will be granting the persons named as proxies discretionary authority to vote on any other matters of which they are not now aware that may come before the meeting. These may include, among other things, matters relating to the conduct of the meeting and proposals of other stockholders.

Voting Requirements

Only stockholders of record on the Record Date are entitled to vote at the meeting. According to the Fund's Current proxy statement, there were 14,008,334 Shares of Common Stock issued and outstanding as of the close of business on December 4, 1998. Holders of record on the Record Date will be entitled to cast one vote on each matter for each share of Common Stock held. For Proposal 3, (election of four Directors of the Fund), directors are elected by a plurality of the votes cast. Proposal 4, (ratification of the selection of the Fund's independent accountants), and Proposal 7, (stockholder recommendation that the Board seek reimbursement of recent litigation expenses from the investment advisor), as described in this proxy statement, each require the affirmative vote of a majority of the shares voting on the matter. Proposal 5,(Contract Termination Proposal), Proposal 1(a), (Conversion to European Fund proposal), Proposal 2(b),(the modification and elimination of certain of the fund's fundamental investment restrictions), Proposal 2(c), (the Investment Management Agreement), and Proposal 2(d), (the Rule 12b-1 Distribution Plan), each require the vote of a majority of the outstanding voting securities of the Fund, as defined by the Investment Company Act of 1940 (the "1940 Act"). This majority means the lesser of: (1) 67% or more of the Common Stock of the Fund present at the meeting, if the holders of more than 50% of the outstanding Common Stock are present or represented by proxy; or (2) more than 50% of the outstanding Common Stock. Proposal 1(b), (Amendment of Articles of Incorporation to change the Fund's name to "Dresdner RCM Europe Fund Inc."), requires the affirmative vote of two-thirds of all the votes entitled to be cast on the matter. The approval of proposal 2(a), (conversion of the Fund to an open-end fund), requires the affirmative vote of a majority of the Fund's outstanding shares. According to the Fund's By-Laws, the approval of Proposal 6, (the Removal of Class II and Class III Directors), requires the affirmative vote of a majority of all shares entitled to be cast on the matter.

If a proxy is properly executed and returned, accompanied by instructions to withhold authority to vote, it represents a broker "non-vote" (that is, a proxy from a broker or nominee indicating that such person has not received instructions from the beneficial owner or other person entitled to vote shares on a particular matter with respect to which the broker or nominee does not have discretionary power). The Fund intends to treat properly executed proxies that are marked "abstain" and broker "non-votes" as present at the Meeting for the purposes of determining whether a quorum has been achieved at the Meeting.
Under Maryland law, abstentions do not constitute a vote "for" or "against" a matter and will be disregarded in determining the "votes cast" on an issue. Broker "non-votes" will be treated the same as abstentions. With respect to proposals to be determined by an affirmative vote of a specified majority of the total shares outstanding, such as proposal Nos. 1(a), 1(b), 2(a), 2(b), 2(c), 2(d), and 5, an abstention or broker "non-vote" will be considered present for purposes of determining a quorum but will have the effect of a vote "against" such matters. With respect to proposals to be determined by a specified majority or plurality of the votes cast at the Meeting, such as Proposal Nos. 3 and 4, an abstention or broker "non-vote" will be


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                                                   considered present for
purposes of determining a quorum but will have no effect on the outcome of such matters.

The presence, in person or by proxy, of the holders of more than 50% of the shares of Common Stock of the Fund entitled to vote at the meeting will constitute a quorum for the transaction of business. If a quorum is not present at the meeting, or if a quorum is present but sufficient votes to approve any of the stockholder proposals are not received, the persons named as proxies may propose one or more adjournments of the meeting to permit further solicitation of proxies. The proxies may also propose an adjournment for other reasons. Any adjournment will require the affirmative vote of a majority of those shares present at the meeting in person or by proxy. If an adjournment of the meeting is proposed, the persons named as proxies on the [GREEN] proxy card will vote for or against such adjournment in their discretion.

Revocation of Proxies

   You may revoke any proxy you give to management or the Soliciting Shareholder at any time prior to its exercise in the following ways:

          Deliver a written revocation of your proxy to the Secretary of the Fund;

          Execute and deliver a later dated proxy to the Soliciting Shareholder or to the Fund or our respective agents; or

          Vote in person at the meeting. (Attendance at the meeting will not in and of itself revoke a proxy.)

   There is no limit on the number of times you may revoke your proxy prior to the meeting. Only the latest dated, properly signed proxy card will be counted.




            INFORMATION CONCERNING THE SOLICITING SHAREHOLDER

The beneficial shareholders making this solicitation are Deep Discount Advisors, Inc. and Ron Olin Investment Management Company, both registered investment advisors. These companies presently manage investment portfolios having assets of approximately $180 million.

Our address is One West Pack Square, Suite 777, Asheville, NC  28801.

As of the Record Date, the Soliciting Shareholder has the beneficial ownership of 2,031,150 shares of Common Stock of the Fund, held by principals and clients of the companies and representing approximately 14.5 % of the issued and outstanding shares of Common Stock of the Fund.

Exhibit 1 to this proxy statement contains a schedule showing the purchases and sales of Common Stock of the Fund by the Soliciting Shareholder within the past two years.

The Soliciting Shareholder has made the decision to seek Board representation after an extended period of unsatisfactory shareholder results. Moreover, the Soliciting Shareholder is concerned about the long-term lack of commitment from
the current Board and investment manager to maximizing shareholder value.   A
summary of communication regarding the Fund follows below:

1.  6/12/97  First Reported Filing   -  In a 13G filing with the SEC on 6/12/97,
a copy of which was sent directly to the Fund, the Soliciting Shareholders indicated ownership of 10.6% of the Fund or 1,491,800 shares. An accompanying cover letter to Rolf Passow, Chairman and the Board of Directors included the

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following statement: "...under SEC guidelines, institutional shareholders may communicate their opinions about how they might vote on important corporate matters without violating the restrictions of this filing. We will support those corporate resolutions and directors most committed to completely eliminating discounts for their shareholders in as effective and timely a manner as possible, whether it is through liquidation, open-ending, or self-tender for all shares of the fund."

2.  12/29/97 Updated Filing  -   In an updated 13G filing with the SEC on
12/29/97, the Soliciting Shareholders indicated updated ownership of 14.0% of the Fund or 1,957,100 shares

3.  3/27/98 Intended Letter to Fund Shareholders  -   The Soliciting Shareholder
composed an "Exempt Shareholder Communication", a letter to other shareholders indicating its negative opinions about the performance of the Fund and the Fund's failure to deal adequately with the discount. The letter also indicated how the soliciting shareholder intended to vote its own proxy in the anticipated April 27, 1998 annual meeting of shareholders. Copies of the intended letter were sent to the SEC according to Rule 14(a)103 and 14(a)6(g). The Soliciting Shareholder then became aware on 4/7/98 that the Fund was attempting to prevent the letter from being sent. The Soliciting Shareholder contacted the SEC and attorneys for the organization selected for the shareholder mailing and secured the right to have the letter sent.

4. 4/8/98 Soliciting Shareholder is Sued by the Fund - The Fund announced through a press release that it was canceling its annual meeting and intended to take legal action against certain shareholders without mentioning the Soliciting Shareholder by name. The Soliciting Shareholder called the Fund's secretary and inquired when the meeting would be held. After hearing that no date was scheduled, the Soliciting Shareholder told the Fund's secretary that he was not sending the letter to shareholders at this time since the meeting had been indefinitely postponed. The Soliciting Shareholders did not know, and was not told, that he was to be a party to the Fund's legal action. The next day the soliciting shareholder was served as a party in the Fund's law suit. The suit alleges that Ron Olin and Deep Discount Advisors,Inc. among others, engaged in an undisclosed scheme to wage an unregulated proxy contest for control of Emerging Germany Fund for the purpose of forcing the Fund to convert from a closed-end fund to an open-end fund to make a quick profit at the expense of other shareholders. It claims that the defendants significantly advanced their illegal scheme by using an internet chat room to communicate with each other in public, and illegally allowed anyone who signed on to the chat room to listen to their communication with each other and to join the discussion with their opinions. Further details concerning the legal action are included in Exhibit 2.

5. 6/22/98 Updated Filing and Motion for Dismissal - In a 13D filing with the SEC on 6/22/98, the Soliciting Shareholder indicated updated ownership of 14.7% of the Fund or 2,062,950 shares. The filing also included a copy of the law suit, denied all of the allegations, and indicated that the soliciting shareholder had filed a motion to dismiss all the claims made in the suit. The motion to dismiss is still pending in court.

6. 7/14/98 Letter to the Board and Board Meeting - A meeting was scheduled to take place on 7/21/98 between Ron Olin and a committee of the Fund's Board. In preparation for that meeting, a letter was sent to the Board documenting the disappointing long-term performance of the Fund, and suggesting actions which might be taken to increase shareholder results by reducing or eliminating the discount at which the shares of the Fund were trading. The actions suggested included a program of unlimited, perpetual share buybacks by the Fund of its own shares and/or a distribution of the Funds assets at full Net Asset Value to those shareholders who were unsatisfied with the Fund's structure as a closed-end fund. A copy of the letter sent to the Fund's Board is included as Exhibit 3. The meeting took place and nothing of substance resulted.

7. 8/3/98 Request for Further Board Meeting - In a 13D filing with the SEC on 8/3/98, the Soliciting Shareholder included a letter to the Fund requesting a second meeting with the Board to resolve differences, reduce or eliminate the Fund's discount, end the litigation, and allow the Fund to hold its annual meeting. No such meeting was ever agreed to by the Board.

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8.  11/6/98  Request to Nominate Directors  - In a 13D filing with the SEC on
11/6/98, the Soliciting Shareholder disclosed a letter to the Fund requesting that the Board nominate for Director the individuals described in this proxy. A copy of the letter is included as Exhibit 4.

9. 12/11/98 Final Communication and Offer - On 12/11/98, before the Fund had made its complete intentions known regarding the annual meeting, Ronald G. Olin called the Secretary of the Fund and offered to support the Fund's recommendations in the upcoming annual meeting and withdraw its request for nominee Directors if the Fund agreed to the following: (1) No redemption Fee in its open-ending proposal, (2) a commitment to complete the open-ending by March 15, 1999, and (3) reimbursement of the Soliciting

                                                   Shareholder's out-of-pocket
legal expenses in defending against the Fund's law suit. The offer was conditional on a response by Monday, December 14 which response was not forthcoming. Consequently, after a thorough consideration of all its options, the Soliciting Shareholder concluded that it would be in the best interests of all shareholders to have another choice in the upcoming annual meeting. Thereafter, this opposing proxy was filed in response to the Fund's proxy first made available for review on December 16.




                         REASONS FOR THE SOLICITATION

In our view, management and the current Board are not sufficiently committed to enhancing stockholder value. For this reason, the Soliciting Shareholder is soliciting your vote to elect Messrs. Olin, Bradshaw, Bentz, and Clark to the Board of Directors and to effect various stockholder proposals, which we believe will enhance stockholder value.

The election of Messrs. Olin, Bradshaw, Bentz, and Clark as directors will provide stockholders with an independent voice on important matters affecting the Fund. Their election will give the Board a new perspective and will help assure that measures intended to benefit stockholders are more actively considered. The approval of various proposals will also further these goals to the extent that they may result in:

          * making full Net Asset Value available as soon as possible to those shareholders who wish to exit the Fund; and

          * greater shareholder guidance to the Board, enhancing its ability to act in the best interests of stockholders.

If you share these goals, we urge you to vote for our nominees and proposals, using the enclosed [GREEN] proxy card.


                              CERTAIN CONSIDERATIONS

In deciding whether to give the Soliciting Shareholder your proxy, you should consider the following information.

Even if our nominees are elected and our proposals are approved by stockholders, there can be no assurance that the full Board of Directors will take any actions that we may advocate or that such actions, if taken, will achieve their intended goals. Our nominees will, if elected, represent only four of the Fund's ten directors, absent the resignation or removal of any Class II or Class III directors.

Implementation of certain Board actions may require stockholder approval, and no assurance can be given that such approval will be obtained. In addition, various costs, which would be borne indirectly by

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OPPOSING PROXY 1998      THE EMERGING GERMANY FUND, INC.  [FRG]
--------------------------------------------------------------------------------
                                                   stockholders, may be
associated with certain actions, including but not limited to those associated with holding a special meeting of stockholders.

We believe that all stockholders of the Fund will benefit if any actions taken to improve stockholder value, to expedite the delivery of NAV to those stockholders who wish to redeem their shares, or to reduce the fees and expenses associated with the redemption of shares are successful. However, the Soliciting Shareholder is paid fees by its clients who hold shares of the Fund. These fees will be greater if the value of the Fund's shares increases and, in some cases, are based upon a share of the profits the client earns.
If the Contract Termination Proposal is approved, it will be necessary for the Fund to retain a new investment adviser and obtain approval of an investment advisory agreement with the new adviser by the Board of Directors of the Fund, including the vote of a majority of the directors who are not "interested persons" of the Fund as defined by the 1940 Act, and by stockholders of the Fund. No assurance can be given that a new adviser will be identified or approved prior to the date as of which the investment advisory agreement with Dresdner RCM Global Investors LLC terminates. In such event, the Fund might have to implement interim arrangements to assure continued management of the Fund's assets, which might require the issuance of an order by the Securities and Exchange Commission (and of which there can be no assurance).
Alternatively, the Board of Directors or officers of the Fund would have to manage the Fund's investment portfolio.

Ron Olin and Deep Discount Advisors, Inc. are parties to a pending legal action involving The Emerging Germany Fund. These actions are described in Exhibit 2. In that action, the Fund has alleged that the Soliciting Shareholder has violated certain provisions of the Federal securities laws in connection with the solicitation of proxies. Both Ron Olin and Deep Discount Advisors, Inc. vigorously deny the allegation and have moved for dismissal.


                          ELECTION OF DIRECTORS

At the meeting, stockholders will have the opportunity to elect four persons as directors of the Fund. The Fund currently has a total of ten directors, divided into three classes. There are presently four Class I directors, whose terms expire in 1998, three Class II directors, whose terms expire in 1999, and three Class III directors, whose terms expire in 2000. Each person elected as a director at the meeting will be a Class I director and have a term expiring in 2001.

The Soliciting Shareholder will nominate Messrs. Olin, Bradshaw, Bentz, and Clark for election as Class I directors of the Fund. Information about the nominees is as follows:


Name, Business Address     Age     Principal Business Occupations
----------------------     ---     ---------------------------------------------
Ronald G. Olin             53      Mr. Olin is President and Chief Executive
One West Pack Square               Officer of Deep Discount Advisors, Inc. and
Suite 777                          General Partner of Ron Olin Investment
Asheville, NC  28801               Management Co.  Both firms are registered
                                   investment advisors specializing in
                                   investments in closed-end funds.  Prior
                                   to founding these investment management
                                   firms, Mr. Olin was a senior manager with IBM supporting government software contracts with the N.A.S.A. and D.O.D. He currently serves as Chairman of the Board of Clemente Global
                                   Growth Fund, a NYSE Traded closed-end fund with an Internationally diversified portfolio.


Number of Shares Owned
Directly or Indirectly
As of December 4, 1998             468,300

--------------------------------------------------------------------------------

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OPPOSING PROXY 1998      THE EMERGING GERMANY FUND, INC.  [FRG]
--------------------------------------------------------------------------------

Ralph W. Bradshaw          48      Mr. Bradshaw has served as Vice President and
One West Pack Square               Secretary of Deep Discount Advisors, Inc., a
Suite 777                          registered investment advisor specializing in
Asheville, NC  28801               closed-end fund investments, for over five
                                   years.  During that period he has also
                                   provided financial consulting services in the area of closed-end funds. In previous years, he has held various managerial positions.
                                   Mr. Bradshaw currently serves as a Director on the Board of Clemente Global Growth Fund, a NYSE-traded closed-end fund with an internationally diversified portfolio.

Number of Shares Owned
Directly or Indirectly
As of December 4, 1998             500

--------------------------------------------------------------------------------

Gary A. Bentz               42      Mr. Bentz has served as Vice President and
One West Pack Square                Chief Financial Officer of Deep Discount
Suite 777                           Advisors, Inc., a registered investment
Asheville, NC  28801                advisor specializing in closed-end fund
                                    investments, for over five years. He has also provided financial accounting, investment analysis and consulting services to companies and private investors for the last 13 years. After commencing his career with Arthur Andersen & Co., Mr. Bentz held various financial managerial positions in industry. He currently serves as a Director on the Board of Clemente Global Growth Fund, a NYSE-traded closed-end fund with an internationally diversified portfolio.

Number of Shares Owned
Directly or Indirectly
As of December 4, 1998             3,100

--------------------------------------------------------------------------------

William A. Clark             53     Since 1995 Mr. Clark has served as Director
One West Pack Square                of Research for Deep Discount Advisors, Inc.
Suite 777 Inc.,                     a registered investment advisor
Asheville, NC  28801                specializing in closed-end fund investment,
                                    in addition to providing consulting services in closed-end fund portfolio management.
                                    Mr. Clark has served as an investment
                                    analyst and advisor to private clients for over 17 years. Before joining Deep Discount
                                    Advisors, Mr. Clark served in various
                                    managerial positions, and provided financial services to banks, telecommunications
                                    /software companies, private investors, and regional developers. During this period, he also served as CFO of a company in the energy related business.

Number of Shares Owned
Directly or Indirectly
As of December 4, 1998              3,100
--------------------------------------------------------------------------------

As previously noted, Deep Discount Advisors, Inc. and Ron Olin Investment Management Company are deemed to own beneficially 2,031,150 shares of Common Stock, representing 14.5 % of the shares outstanding on the Record Date.

If elected, Ron Olin, because of his control of beneficial ownership of more than 5% of the Fund, would be considered an "interested person" of the Fund as defined by the 1940 Act.

OPPOSING PROXY 1998      THE EMERGING GERMANY FUND, INC.  [FRG]
--------------------------------------------------------------------------------

Directors of the Fund who are not affiliated with Dresdner RCM Global Investors LLC receive an annual stipend for serving on the Board and its committees, an additional sum for each Board meeting which they attend and reimbursement for out-of-pocket expenses in connection with their attendance at directors' meetings. According to the Fund's Proxy statement, Directors not affiliated with Dresdner RCM Global Investors each received total compensation between $10,500 and $11,250 for the fiscal year ending December 31, 1997.

Other than fees that may be payable by the Fund to its directors, none of the nominees named above has any arrangement or understanding with any person with respect to any future employment by the Fund or by any affiliate of the Fund.


The persons named as proxies in the enclosed [GREEN] proxy card intend, in the absence of contrary instructions, to vote all proxies they are entitled to vote IN FAVOR of the election of the four nominees named above. Each nominee has consented to stand for election and to serve if elected. If any nominee is unable to serve, an event not now anticipated, the proxies will be voted for such other person, if any, as is designated by the persons named as proxies.

Information regarding the persons now serving as directors and officers of the Fund, and additional information regarding the Fund, is contained in the Fund's proxy statement.


                        STOCKHOLDER PROPOSALS



CONTRACT TERMINATION PROPOSAL


          RESOLVED, The Fund's investment advisory agreement with its investment advisor, Dresdner RCM Global Investors LLC ("Advisor"), shall be terminated and the shareholders recommend that the board solicit competitive proposals for a new investment advisor.

If this proposal is approved by stockholders, the Fund's investment advisory agreement with Dresdner RCM Global Investors LLC will be required to be terminated. We believe that Dresdner RCM Global Investors LLC has been the primary impediment to allowing shareholders to receive full Net Asset Value
(NAV) if and when they desire to dispose of their shares. Although passage of this proposal would not directly result in achieving this goal, it will encourage the Board of Directors to seek a new investment adviser who is committed to enhancing stockholder value.

In the event this proposal is approved by stockholders, it will be necessary for the Board of Directors, including a majority of the directors who are not "interested persons" (as defined by the 1940 Act) of the Fund, to approve an investment advisory agreement with a new investment adviser to assure continuity of services to the Fund. This new advisory agreement will also have to be approved by stockholders of the Fund prior to its effectiveness. If a new advisory agreement is not approved by stockholders and directors and implemented prior to the effective date of the termination of the present investment advisory agreement, it is possible that there will be a period of time during which the Fund will not have an independent investment adviser responsible for the management and supervision of its investment portfolio.


The Soliciting Shareholder intends to introduce at the meeting the following two proposals originally submitted by other shareholders which the Fund has refused to include in its proxy. The Soliciting Shareholder had nothing to do with formulating these proposals and was not aware of them until the time frame in which the Fund sought a "no action" letter from the SEC for excluding them.

OPPOSING PROXY 1998      THE EMERGING GERMANY FUND, INC.  [FRG]
--------------------------------------------------------------------------------

RESOLUTION REMOVING CLASS II AND CLASS III DIRECTORS


    RESOLVED, The Class II and Class III Directors of the Emerging Germany
              Fund (the "Fund") are hereby removed.

The Fund's By-Laws provide for the removal of Directors with or without cause by a majority of votes entitled to be cast for Directors. However, if this resolution passes, and the Class II and Class III Directors refuse to be removed, legal action may be necessary to enforce the vote of the shareholders. Removal of the Class II and Class III directors will enable the Class I directors, elected at the 1998 Annual Meeting of Stockholders, to have sole responsibility for the consideration and determination of actions that should be taken in seeking to enhance stockholder value. They would also have the ability to seek additional, independent, qualified directors to serve on the Board.

If our nominees are elected as directors of the Fund and if the Class II and Class III directors are removed, our nominees will constitute a majority of the Board of Directors. If Messrs. Olin, Bradshaw, Bentz, and Clark comprise a majority of the Board of Directors, they will have the ability to implement measures they believe will enhance stockholder value and are in the best interest of stockholders. Of course, no assurance can be given that any such measures will be successful.


RESOLUTION RECOMMENDING REIMBURSEMENT OF LITIGATION COSTS
BY THE INVESTMENT ADVISOR


RESOLVED: That Fund shareholders believe costs associated with litigation delaying the 1998 annual meeting were unnecessary, harmful to shareholder interests, and a waste of corporate assets. As one reasonable remedy, shareholders recommend that the Board in charge after the 1998 annual meeting seek reimbursement, through legal means if necessary, from the investment advisor and/or other responsible parties for the applicable legal and other expenses charged to the Fund.

We have no comment other than to recommend that the shareholders vote "FOR" this proposal.

                   PRINCIPAL HOLDERS OF VOTING SECURITIES

According to the Fund's proxy statement, as of December 11, 1998, the beneficial owner's of more than 5% of the common Stock are: (i) Ron Olin Investment Management Company and Deep Discount Advisors, Inc., both located at One West Pack Square, Suite 777, Asheville, North Carolina 28801, together owned approximately 14.5% of the outstanding Common Stock of the Fund; (ii) Bankgesellschaft Berlin AG, Alexanderplatz 2, D-10178 Berlin, Germany, owned approximately 20.9% of the outstanding Common Stock of the Fund; (iii) FMR Corporation, 82 Devonshire Street, Boston, MA 02109 owned approximately 10.0% of the outstanding Common Stock, (iv) Lazard Freres & Co. LLC, 30 Rockefeller Plaza, New York, NY 10020 owned approximately 10.13% of the outstanding Common Stock, and (v) no other person owned of record or, to the knowledge of the Fund, beneficially owned more than 5% of the outstanding Common Stock. Mr.Olin and Deep Discount Advisors, Inc. are defendants in litigation involving The
Emerging Germany Fund.  See Exhibit 2.

According to the Fund's proxy statement , the directors and officers of the The Emerging Germany Fund, as a group beneficially owned an aggregate of 5,136 shares of Common Stock, representing less than 0.5% of the outstanding shares.

OPPOSING PROXY 1998      THE EMERGING GERMANY FUND, INC.  [FRG]
--------------------------------------------------------------------------------

                           THE SOLICITATION

Deep Discount Advisors, Inc. and Ron Olin Investment Management Company (Soliciting Shareholder) are making this solicitation. The Soliciting Shareholder intends to deliver a proxy statement to holders of more than fifty percent of the Fund's outstanding shares.

Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward this proxy statement and the enclosed [GREEN] proxy card to the beneficial owners of shares of Common Stock for whom they hold shares of
record. The Soliciting Shareholder will reimburse these organizations for their reasonable out-of-pocket expenses.


The Soliciting Shareholder will bear all of the fees and expenses related to this proxy solicitation except to the extent that it seeks and obtains reimbursement. We may seek reimbursement of these expenses from the Fund to the maximum extent permitted by law. We estimate that the total amount of fees and expenses we will incur in soliciting proxies will not exceed $100,000, of which none has been expended to date.

We are not and, within the past year, have not been a party to any contract, arrangement or understanding with any person with respect to any securities of the Fund. In addition, there is no arrangement or understanding involving either the Soliciting Shareholder or any associate which relates to future employment by the Fund or any future transaction with the Fund.

If you have any questions concerning this proxy solicitation or the procedures to be followed to execute and deliver a proxy, please contact the Soliciting Shareholder at 828-274-1863.

                         ADDITIONAL PROPOSALS

We know of no business that will be presented for consideration at the meeting other than that set forth in this proxy statement and in the Fund's proxy statement. If any other matters are properly presented for consideration at the meeting, it is the intention of the persons named as proxies in the enclosed [GREEN] proxy card to vote in accordance with their own best judgment on such matters.

The date by which a stockholder must submit a proposal to be presented at the 1999 Annual Meeting of Stockholders is set forth in the Fund's proxy statement.



Dated:  January 11, 1999
--------------------------------------------------------------------------------

OPPOSING PROXY 1998      THE EMERGING GERMANY FUND, INC.  [FRG]
--------------------------------------------------------------------------------


EXHIBIT 1

                SECURITIES OF THE FUND PURCHASED OR SOLD
         WITHIN THE PAST TWO YEARS BY THE SOLICITING STOCKHOLDER

Except as disclosed in this proxy statement, neither Ronald G. Olin nor Deep Discount Advisors, Inc. nor Ron Olin Investment Management Company has, or had, any interest, direct or indirect, by security holdings or otherwise, in the Fund. The following table sets forth certain information with respect to purchases and sales of shares of Common Stock of the Fund by Deep Discount Advisors, Inc. and Ron Olin Investment Management Company for accounts holding shares as to which they are deemed to be the beneficial owners (the "Accounts").

Some of the shares are held in margin accounts. Therefore, a portion of the purchase price and market value of the shares may from time to time be represented by margin borrowings, depending upon the net debit balances, if any, of the margin accounts, which fluctuate daily.

OPPOSING PROXY 1998      THE EMERGING GERMANY FUND, INC.  [FRG]
--------------------------------------------------------------------------------
Date          Shares Purchased

12/2/96          1900
12/3/96         10600
12/12/96        14600
12/16/96         1600
12/17/96        12500
12/20/96         9500
1/8/97           6100
1/9/97           8600
1/10/97          1500
1/15/97         11500
1/17/97         18000
1/21/97          5300
1/22/97         31700
1/23/97          1600
1/24/97          8700
2/7/97           3100
2/12/97          8500
2/13/97          8000
2/25/97         10000
2/26/97          9500
3/4/97           5500
3/5/97           5100
3/6/97           5400
3/11/97         12500
3/12/97         30300
3/13/97          8500
3/14/97          1500
3/17/97          6500
3/18/97          1500
3/19/97          6500
3/20/97          1900
3/21/97           500
3/24/97          3000
3/27/97         10900
3/31/97          1700
4/1/97           6000
4/2/97           1600
4/3/97           4400
4/4/97          12000
4/8/97           5500
4/9/97            500
4/11/97          9500
4/16/97          6000
4/17/97           200
4/18/97          1500
4/21/97          4300
4/25/97          9300
4/30/97          1400
5/1/97            800
5/5/97           6000
5/6/97          12000
5/7/97          12000
5/9/97           7500
5/12/97        144100
5/13/97         39700
5/14/97         64100
5/15/97          3300
5/16/97         54700
5/19/97        125000
5/20/97         22100
5/21/97          3100
5/22/97           600
5/23/97          3700
5/27/97          8500
5/28/97         32500
5/29/97          8900
5/30/97         16100
6/2/97          50000
6/3/97          18600
6/4/97          13100
6/5/97          53900
6/6/97          24000
6/9/97          85200
6/10/97           800
6/11/97         11200
6/12/97         57300
6/13/97          6500
6/17/97         18500
6/18/97         11000
6/19/97         26500
6/20/97         35600
6/23/97         22600
6/24/97         10200
6/25/97         11900
6/26/97         18700
6/27/97          1500
6/30/97           400
7/8/97          13500
7/9/97          15000
7/10/97         26000
7/11/97          4100
7/14/97          6800
7/15/97         29800
7/16/97         27400
7/17/97          3900
7/18/97         22700
7/25/97          8000
7/28/97          3000
7/29/97           500
7/30/97          6000
7/31/97         17500
8/1/97           8000
8/6/97          10300
8/8/97            100
8/11/97          3000
8/12/97         54300
8/13/97         16200
8/14/97          2000
8/15/97         24200
8/19/97          9200
8/25/97         11700
8/26/97         22000
8/27/97           400
8/28/97          5000
8/29/97          9000
9/2/97           6000
9/3/97           4000
9/4/97           1500
9/5/97           1600
9/8/97           1100
9/10/97         13900
9/11/97          8000
9/12/97          1000
9/18/97           400
9/19/97           200
9/30/97          1100
10/1/97          2550
10/2/97           200
10/13/97         6600
10/16/97        10000
10/17/97         5900
10/20/97         5000
10/27/97      (205700)
11/7/97          1400
11/9/97          9000
11/10/97         2600
11/12/97         2000
11/13/97         6700
11/14/97         1400
11/26/97         8900
11/28/97         1800
12/4/97          1400
12/5/97          8000
12/8/97          2000
12/13/97         1000
12/18/97        21500
1/7/98           3700
1/14/98          2000
1/15/98          (400)
1/16/98           900
1/20/98          4500
2/3/98           3100
2/11/98          9100
2/17/98          2400
3/4/98            400
3/13/98         13000
3/17/98         62000
3/17/98         32000
3/17/98         14000
3/18/98         11000
4/2/98          (7900)
4/2/98          (7100)
4/6/98          (2800)
4/9/98           (400)
5/5/98          (1000)
5/29/98          (800)
6/11/98         (1900)
6/12/98         (3700)
6/16/98         (3600)
7/10/98          (800)
9/1/98         (31000)

OPPOSING PROXY 1998      THE EMERGING GERMANY FUND, INC.  [FRG]
--------------------------------------------------------------------------------
EXHIBIT 2

               PENDING LITIGATION INVOLVING THE SOLICITING STOCKHOLDER


The soliciting stockholder, and entities affiliated with him, are involved in the following pending litigation relating to The Emerging Germany Fund. The litigation is pending in U.S. District Court for the Southern District of New York.

The Emerging Germany Fund Litigation

On April 8, 1998, the Fund filed a lawsuit against Phillip Goldstein,
Ronald Olin, and three entities affiliated with them. The action is captioned THE EMERGING GERMANY FUND INC. V. GOLDSTEIN, 98 Civ. 2508 (DC) and is filed in the United States District Court for the Southern District of New York. In its complaint, the Fund alleges violations by the defendants of the proxy solicitation and beneficial ownership disclosure provisions of U.S. federal securities laws claims that the defendants used an Internet "chat room" and other means to conduct an unlawful proxy solicitation in opposition to the Fund's solicitation for the annual meeting scheduled for April 27, 1998. The Fund seeks equitable relief against the defendants.

The Fund filed this action, immediately cancelled its 1998 annual meeting which had been scheduled for April 27, 1998, and stated that it would not reschedule the 1998 annual meeting until the litigation has been resolved.

Subsequently, a class action lawsuit was filed against the Fund by a stockholder who demanded that the Fund reschedule its 1998 Annual Meeting. The Fund, as nominal defendant, and each member of the Fund's Board of Directors, including the four Class I members who are standing for re-election to the Board at the Meeting, have been named as defendants in a derivative and purported class action suit filed in the United States District Court for the Southern District of New York. The matter is captioned STEINER V. FUGELSANG, 98 Civ. 3809 (DC) (the "Steiner Litigation"), and was commenced on May 28, 1998. The class action allegations in the Steiner Litigation assert that the defendants violated the Investment Company Act of 1940 and Maryland Corporate Law by interfering with the voting rights of Fund stockholders when they canceled the annual meeting scheduled for April 27, 1998 and when they adopted an amendment to the Fund's By-Laws which requires proposals intended to be made at stockholders' meetings be provided to the Fund in advance of the meeting together with materially relevant information. The derivative claims assert that the defendants breached their fiduciary duties by amending the By-Laws as described above, by causing the Fund to institute certain litigation described above, and by failing to take all steps necessary to maximize stockholder value. Plaintiff seeks equitable relief on the class claims and damages on the derivative claims.

The Fund's Directors believe that they acted appropriately in these matters, and they intend to defend the two actions vigorously. Under the Fund's chartering documents and under a policy of insurance, the Directors are entitled to indemnification and to advancement of the costs of defense in certain circumstances. Consistent with state and federal law and the terms of the insurance policy, the Fund will indemnify the Directors and advance the costs of their defense to these actions.

Subsequent to these events, the Fund rescheduled its 1998 Annual Meeting for January 26, 1999 and announced that it would recommend open-ending the Fund.

Ronald Olin and Deep Discount Advisors, Inc., of which Ronald Olin is President and Chief Executive Officer, and the other defendants in the litigation filed by the Fund have moved for dismissal of all charges and believe that the Fund's lawsuit and claims against them are completely without merit. Those motions are currently pending.


All of the above actions were filed in the Federal District Court , S.D.N.Y. Copies of all pleadings in the above actions are available upon request.

--------------------------------------------------------------------------------

OPPOSING PROXY 1998      THE EMERGING GERMANY FUND, INC.  [FRG]
--------------------------------------------------------------------------------

EXHIBIT 3


                       DEEP DISCOUNT ADVISORS INC.
         Enhanced Performance through Closed-End Fund Investments
          One West Pack Square, Suite 777, Asheville, NC  28801
         828-274-1863  Fax: 828-255-4834  E-mail: ddainc@msn.com

Robert J. Goldstein, Secretary Ph: 415-954-5409 Fax: 415-954-5420 The Board of Directors, The Emerging Germany Fund, Inc.
Dresdner RCM Global Investors LLC
Four Embarcadero Center
San Francisco, California 94111

 (via both Fax and Federal Express)                      July 14, 1998

To the Board of Directors of The Emerging Germany Fund:

I am scheduled to meet with a committee of the Board on July 21, 1998. The purpose of this letter is to provide some background to the Board in advance of that meeting and to suggest some remedies for both the discount and performance problems which are the source of contention between the Fund and many of its shareholders. I am hopeful that advance consideration of this material will make our meeting very productive.

My clients and I currently own about 15% of the Emerging Germany Fund and have held most of the shares for a long time. We have been disappointed by the long-term performance of the Fund and the persistent discount at which the Fund's shares have traded. We feel that there is no need to tolerate such a discount, as adequate remedies exist that are beneficial to all shareholders.

A DISAPPOINTING LONG-TERM INVESTMENT

All of the shareholder reports since the inception of the Fund are the basis of the following synopsis of the "out of pocket" investment results of the Fund's owners:

                  EMERGING GERMANY FUND SHAREHOLDER RESULTS
     (Values in Thousands - Source: Data from Regular Shareholder Reports)

                   All    Total                   Total   Distr. Monthly
 Period  Shares   Offer   Share   Mgmt. Director  Oper.    Paid   Index   Index
 Ending  Issued   Fees    Cost    Fees    Costs  Expense    Out   Value   Units
--------------------------------------------------------------------------------
 4/05/90  14,008  13,253 168,100                                   1,280  +131.4
12/31/90                           1,021      46   1,668   2,802   1,131    -2.5
12/31/91                           1,212      74   2,145   3,222   1,230    -2.6
12/31/92                           1,180      73   1,828   1,541   1,110    -1.4
12/31/93                           1,160      74   1,752   1,681   1,514    -1.1
12/31/94                           1,278      78   1,887   1,681   1,591    -1.1
12/31/95                           1,244      77   1,970           1,861
12/31/96                           1,298      70   1,947     280   2,124    -0.1
12/31/97                           1,556      95   2,199  10,927   2,656    -4.1
 3/31/98                                                           3,109

 TOTALS   14,008  13,253 168,100   9,949     586  15,396  22,133           118.5

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OPPOSING PROXY 1998      THE EMERGING GERMANY FUND, INC.  [FRG]
--------------------------------------------------------------------------------

MSCI Germany Total         3/31/98   Per   Total    Results        Fund   Index
Return Index (US$)**       Values   Share  Value    Comparison    Shares  Units
------------------------   ----------------------   ----------------------------
Index Units from           Market
 Same Cash Flow    118.5   Price:   13.31 186,486   Market Value 186,486 368,270
Times 3/31/98              Net Asset                + Payouts     22,133  22,133
 Index Value       3,109   Value:   15.24 213,461   - Share Cost 168,100 168,100
Shareholder Value          Discount
 w/ Index Units  368,270   Loss:     1.93  26,975   Net Gain:     40,519 222,303


                    WHO GOT WHAT IN THE EMERGING GERMANY FUND?
                            (April 1990 - March 1998)
--------------------------------------------------------------------------------
Net Gain to Shareholders     $ 41 Mil. xxxxxxx
Total Fees & Expenses        $ 29 Mil. xxxxx
Shareholder Loss to Discount $ 27 Mil. xxxxx
Gain to the German Index**   $222 Mil. xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx

**Note: The MSCI German Total Return Index is a standard measure of the returns of capitalization weighted German equities. Index results may be affected because the index is not subject to the same investment policies and restrictions as the Fund. Also, the index is computed on a month-end basis only, so applying the Fund cash flows during each fiscal year to year-end and month-end index values is only an approximation of alternative results.

SYNOPSIS OF SHAREHOLDER INVESTMENT RESULTS

This has been a disappointing long-term investment. Since inception on 4/5/90, the Fund's shareholders have paid $168 million to buy new shares, received $22 million in distributions, and had an investment with a market value of $186 million as of the Fund's last report dated 3/31/98.

The shareholders paid out $29 million in advisory fees, director fees, underwriting fees, and other expenses while making only about $41 million on their investment. As of 3/31/98, the discount was costing each and every shareholder $1.93 a share or about +15% extra return. The $27 million lost to the discount is almost two thirds as much as the entire $41 million the shareholders have collectively managed to realize on their investment since inception of the Fund eight years ago.

The Net Asset Value (NAV) performance of the Fund is somewhat better, but it fails to reflect the devastating impact of the discount on shareholder investment results.

REMEDIES TO REDUCE THE DISCOUNT & ENHANCE SHAREHOLDER RETURNS

The discount represents an opportunity to markedly improve shareholder investment results with this Fund. All that is required is that Dresdner and the Board take the actions necessary to enhance shareholder wealth through the reduction and eventual elimination of the discount. Remedies are available which would enhance the Net Asset Value (NAV) of the Fund's shares, reduce/eliminate the discount, and allow shareholders a choice between a closed-end structure and receiving NAV for all their shares. The only significant impact of such actions would be a reduction in the advisory fee income paid to Dresdner due to those shareholders who choose to cash out entirely.
Transactions can be structured so that there will be no resulting tax impact on those shareholders choosing to remain in the closed-end structure.

REMEDY #1 - PERPETUAL SHARE BUYBACKS TO ENHANCE NAV & REDUCE DISCOUNTS

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OPPOSING PROXY 1998      THE EMERGING GERMANY FUND, INC.  [FRG]
--------------------------------------------------------------------------------

Share buybacks have been viewed by the industry as a failure because, even though they have always enhanced NAV, they have never permanently fixed the discount. This is not surprising because all repurchase plans have been limited in size and duration. You don't get a permanent fix with a temporary band-aid.

Instead, if a fund unequivocally committed to perpetual, maximum buybacks whenever a discount existed, there would always be a buyer for the Fund's shares. Potential sellers would learn to be patient and it would lower the discount at which they were willing to sell. Every share that the Fund bought at a discount would enhance NAV and the performance of the Fund. This would attract other buyers and serve to rebalance the demand/supply equation at a lower discount level. Logic suggests that eventually the price would stabilize in a range somewhere near NAV.

The value of such a program to existing shareholders is significant. For example, suppose repurchases began at a 13% discount (similar to that of The Emerging Germany Fund), suppose it took one half of the Fund's assets and one year to reduce the discount to 0%, suppose the average purchase price were at a 7% discount, and further suppose that the Fund's portfolio securities appreciated 10% during the same year net of expenses. In this case, those shareholders sticking with the Fund would see their investment increase by about +32% (+15% from discount elimination, +7% from NAV enhancement, +10% from the portfolio increase).

Repurchasing shares at a discount is equivalent to buying the fund's own carefully chosen portfolio at prices cheaper than those available in the market. The turnover of the Emerging Germany Fund has ranged from 40% to 98% in recent years. What could be a better investment for the Fund?

Seventy per cent of the Fund's yearly expenses are advisory fees which are proportional to the size of the Fund. A reduction in Fund size by one half might increase the Fund's expense ratio from about 1.3% to about 1.7%. Most shareholders would gladly make this tradeoff to eliminate the discount and enhance their wealth.

REMEDY #2 - SPLITTING UP THE FUND TO SATISFY ALL SHAREHOLDERS

Many shareholders feel that they should be entitled to receive full NAV for their shares right away and should not have to wait for perpetual share buybacks or other techniques to slowly eliminate the discount. They desire that the Fund be open-ended. Fund Advisors and Boards often object that this is not fair to shareholders who like the closed-end structure. They argue that open-ending will create tax consequences and costs due to massive redemptions when other shareholders cash out.

There is a solution which should satisfy all shareholders. The Fund could do a self-tender offer for its shares in exchange for an in-kind distribution of its portfolio. Those wishing to remain in the closed-end fund would not have any tax consequences as a result.

The tendering shareholders could be given a further option to exchange their portfolio proceeds for shares of a newly formed open-end fund created for that purpose or alternatively a liquidating trust which would sell them out. The entire series of transactions could be structured so that all expenses and tax impacts would be borne only by the those shareholders who chose to tender.

A somewhat similar action has already been proposed by another closed-end fund organization. In that case, complications have been introduced by a decision to first orchestrate a merger between two different closed-end funds. The merger results in restrictions as to the sizes of the resulting open and closed-end entities which limits the tender offer. I believe such restrictions would not exist in the case of the Emerging Germany Fund. Never-the-less, the groundwork has already been laid for a technique which could satisfy all shareholders.

OPPOSING PROXY 1998      THE EMERGING GERMANY FUND, INC.  [FRG]
--------------------------------------------------------------------------------

A further advantage of this approach is that it would remove from the market the large number of the Fund's shareholders who are currently willing to sell their shares at less than NAV, and leave only those shareholders who truly desire the closed-end format in the remaining closed-end fund.

The optimal solution for the Emerging Germany Fund might be a combination of the two remedies: First, allowing those who wished NAV to exit to an open-end counterpart, and then instituting a perpetual buyback program in the remaining closed-end fund to keep the discount from reappearing.

THE MEETING WITH THE COMMITTEE OF THE BOARD

I am looking forward to a productive discussion with the committee of the Board. In my opinion, there should be no need for contention, confrontation, and expensive legal entanglements between the shareholders and their fiduciaries. Let us work together productively to solve the discount and performance problems of the Fund in a way which maximizes the benefit to all shareholders. Together, I am sure we can figure out options to satisfy the different needs of both those shareholders who prefer the closed-end structure and those who desire NAV for their shares.


Very truly yours,



Ronald G. Olin
President, Deep Discount Advisors

--------------------------------------------------------------------------------


EXHIBIT 4



Robert J. Goldstein, Secretary Ph: 415-954-5409 Fax: 415-954-5420 The Board of Directors, The Emerging Germany Fund, Inc.
Dresdner RCM Global Investors LLC
Four Embarcadero Center
San Francisco, California 94111

 (via both Fax and Federal Express)                     November 6, 1998

Dear Mr. Goldstein:

Deep Discount Advisors, Inc. and Ron Olin Investment Management Company are the beneficial holders of 2,031,150 shares of the common stock, par value $.01 per share (the "Common Stock"), of The Emerging Germany Fund, Inc. (the "Fund"), representing approximately 14.5% of the outstanding shares of Common Stock as of November 6, 1998. We understand that the 1998 Annual Meeting of Stockholders, originally scheduled for April 27, 1998 and subsequently cancelled by the Board of Directors, has been rescheduled for January 26, 1999. According to the Fund's Proxy Statement, dated March 16, 1998, for the 1998 Annual Meeting of Stockholders, four Class I Directors are up for election for a term of three
years from 1999 to 2001 at the next annual stockholders meeting.    These  Class
I positions are currently held by Theodore J. Coburn, Robert J. Birnbaum, Carroll Brown, and George N. Fugelsang.

The purpose of this letter is to request that the Board of Directors, or Nominating Committee as appropriate, nominate Ronald G. Olin, Ralph W. Bradshaw, Gary A. Bentz, and William A. Clark for election to the Board to fill the four Directors positions that are due for consideration at the next annual meeting. Brief biographies of Messrs. Olin, Bradshaw, Bentz, and Clark are attached as Attachment 1. They have indicated that they are willing to serve, if elected, and they are prepared to provide any other information in order to verify that they are in compliance with all requirements, applicable to directors, of the Investment Company Act of 1940, as amended, and the Fund's articles of incorporation and by-laws. All four gentlemen have extensive

OPPOSING PROXY 1998      THE EMERGING GERMANY FUND, INC.  [FRG]
--------------------------------------------------------------------------------

                                                               experience in
closed-end fund analysis and evaluation, investment consulting, and related private portfolio management.

As representatives of longtime stockholders of The Emerging Germany Fund, we have been deeply concerned about the persistent discount from net asset value ("NAV") at which the Fund's shares trade on the open market. We believe that other stockholders of The Emerging Germany Fund must share this concern.
Messrs. Olin, Bradshaw, Bentz, and Clark represent substantial stockholder interests in The Emerging Germany Fund, and, if elected to the Board, they would be dedicated to exploring methods of enhancing stockholder returns in a variety of ways, one of which would be the active management of the discount problem. Such methods might include, but are not limited to, the structured purchase of shares in the market by the Fund, which would have the effect of increasing NAV and reducing the discount, and the evaluation of several different ways of delivering NAV to those stockholders who desire it, while minimizing the effects on those stockholders who want to keep the closed-end structure and its related benefits.

We believe that the Board, based on its current composition, has not been sufficiently responsive to the concerns of stockholders whose investment returns have suffered unnecessarily because of the persistent discount to NAV. The nomination and election of Messrs. Olin, Bradshaw, Bentz, and Clark will provide a greater degree of independence in evaluating methods of managing the discount structure pro-actively. Moreover, they will provide a fresh perspective for all Board decisions, a perspective which is more representative of shareholder interests rather than the interests of the Fund's investment manager.

As Board members, if elected, the primary objective of Messrs. Olin, Bradshaw, Bentz, and Clark will be to enhance shareholder value.

In the event that the Board, or Nominating Committee, does not wish to nominate Messrs. Olin, Bradshaw, Bentz, and Clark in lieu of the incumbent Directors, we request that you at least offer the stockholders a choice in order achieve a true measure of stockholder sentiment with regard to major stockholder representation on the Board. Accordingly, we request that the Board offer two slates of Director nominees on its proxy, one of which would be the primary nominees of the Board, and the other of which would include Messrs. Olin, Bradshaw, Bentz, and Clark, or in the event you do not want to include any or all of them, an alternate slate of Directors representative of any of the several major stockholders of the Fund.

In any case, we, as representatives of long term investors in the Fund, would appreciate the opportunity to register our support for other non-incumbent nominees with substantial stockholder interests who would provide the degree of objectivity and true shareholder representation that we think the Board of The Emerging Germany Fund needs at this time.

We thank you and the Board of Directors for your attention, and we would be happy to discuss this request in more detail at your convenience. In view of the schedule for the upcoming meeting, we respectfully request a response to our proposal in writing by November 18, 1998.


Very truly yours,




Gary A. Bentz
Chief Financial Officer

Attch

OPPOSING PROXY 1998      THE EMERGING GERMANY FUND, INC.  [FRG]
--------------------------------------------------------------------------------
 ATTACHMENT 1

Ronald G. Olin
U.S. Citizen
Age:  53
B.A., Electrical Engineering, 1967, Rice University
M.S., Electrical Engineering, 1968, Rice University

Mr. Olin is President and Chief Executive Officer of Deep Discount Advisors, Inc. and General Partner of Ron Olin Investment Management Co. Both firms are registered investment advisors specializing in investments in closed-end funds. Prior to founding these investment management firms, Mr. Olin was a senior manager with IBM supporting government software contracts with the N.A.S.A. and
D.O.D.   Mr. Olin currently serves as a Director on other public and private
Boards, including a domestically traded closed-end fund with an internationally diversified portfolio.

Ralph W. Bradshaw
U.S. Citizen
Age:  47
B.S.  Chemical Engineering, 1973, Texas A & M University
M.B.A., 1977, Oklahoma State University

Mr. Bradshaw has served as Vice President and Secretary of Deep Discount Advisors, Inc., a registered investment advisor specializing in closed-end fund investments, for over five years. During that period he has also provided financial consulting services in the area of closed-end funds. In previous years, he has held various managerial positions. Mr. Bradshaw currently serves as a Director on other public and private Boards, including a domestically traded closed-end fund with an internationally diversified portfolio.

Gary A. Bentz
U.S. Citizen
Age:  42
B.S.  Business and Finance, 1978, Trinity University, San Antonio
Certified Public Accountant, 1986

Mr. Bentz has served as Vice President and Chief Financial Officer of Deep Discount Advisors, Inc., a registered investment advisor specializing in closed-end fund investments, for over five years. He has also provided financial accounting, investment analysis and consulting services to companies and private investors for the last 13 years. After commencing his career with Arthur Andersen & Co., Mr. Bentz held various financial managerial positions in industry. He currently serves as a Director on the Board of a domestically traded closed-end fund with an internationally diversified portfolio.

William A. Clark
U.S. Citizen
Age:  53
B.A., 1967, University of Texas, Austin
M.B.A., Finance 1980, Southern Methodist University, Dallas

Since 1995 Mr. Clark has served as Director of Research for Deep Discount Advisors, Inc., a registered investment advisor specializing in closed-end fund investment, in addition to providing consulting services in closed-end fund portfolio management. Mr. Clark has served as an investment analyst and advisor to private clients for over 17 years. Before joining Deep Discount Advisors Mr. Clark served in various managerial positions, and provided financial services to banks, telecommunications/software companies, private investors, and regional developers. During this period, he also served as CFO of a company in the energy related business.

                                 PROXY CARD

                     PROXY SOLICITED IN OPPOSITION TO
                        THE BOARD OF DIRECTORS OF
                     THE EMERGING GERMANY FUND, INC.
                                   BY
                      DEEP DISCOUNT ADVISORS, INC.
               AND RON OLIN INVESTMENT MANAGEMENT COMPANY

                     ANNUAL MEETING OF STOCKHOLDERS
                    TO BE HELD ON JANUARY 26, 1999

The undersigned hereby appoints Ronald G. Olin, Ralph W. Bradshaw, Gary A. Bentz, and William A. Clark, and each of them, as the undersigned's proxies, with full power of substitution, to attend the Annual Meeting of Stockholders of The Emerging Germany Fund, Inc. (the "Fund") to be held on January 26, 1999, at 75 Wall Street (Lower Level), New York, New York 10005 at 10:00 a.m., New York time, (the "Meeting"), and any adjournment(s) or postponement(s) thereof, and to vote on all matters that may come before the Meeting and any such adjournment or postponement the number of shares that the undersigned would be entitled to vote, with all the power the undersigned would possess if present in person, as specified below. The proxies may vote in their discretion with respect to such other matter or matters as may come before the Meeting and with respect to all matters incident to the conduct of the Meeting.

(INSTRUCTIONS:  Mark votes by placing an "x" in the appropriate [ ].)

1(a). Expansion of the Fund's investment objective from a predominantly German investment portfolio to a broader
      European investment portfolio, ("Conversion to European Fund').

      FOR [   ]     AGAINST [   ]     ABSTAIN [   ]

     THE SOLICITING SHAREHOLDER URGES YOU TO VOTE "FOR" PROPOSAL 1(a)
--------------------------------------------------------------------------------

1(b). Amendment of the Fund's Articles of Incorporation to change the Fund's name to Dresdner RCM Europe Fund, Inc.

       FOR [   ]     AGAINST [   ]     ABSTAIN [   ]

       IF PROPOSAL 1(b) IS LEFT BLANK FOR ALL BOXES, THE SOLICITING SHAREHOLDER WILL VOTE ON THIS PROPOSAL IN THE BEST INTERESTS OF THE STOCKHOLDERS AT THE TIME OF THE ANNUAL MEETING, BASED ON THE SOLE JUDGEMENT OF THE SOLICITING SHAREHOLDER
--------------------------------------------------------------------------------

2(a). Conversion of the Fund from a closed-end investment company to an open-end investment company under the 1940
      Act and the amendment and restatement of the Fund's Articles of Incorporation.

      FOR [   ]     AGAINST [   ]     ABSTAIN [   ]
--------------------------------------------------------------------------------

2(b). Modification and elimination of certain of the Fund's fundamental investment restrictions.

      FOR [   ]     AGAINST [   ]     ABSTAIN [   ]
--------------------------------------------------------------------------------

2(c). Approval or disapproval of the Investment Management Agreement.

      FOR [   ]     AGAINST [   ]     ABSTAIN [   ]
--------------------------------------------------------------------------------

2(d). Approval or disapproval of the Rule 12B-1 Distribution Plan.

      FOR [   ]     AGAINST [   ]     ABSTAIN [   ]


       IF PROPOSALs 2(a), 2(b), 2(c), AND 2(d) ARE LEFT BLANK FOR ALL BOXES, THE SOLICITING SHAREHOLDER WILL VOTE ON THIS PROPOSAL IN THE BEST INTERESTS OF THE STOCKHOLDERS AT THE TIME OF THE ANNUAL MEETING, BASED ON
       THE SOLE JUDGEMENT OF THE SOLICITING SHAREHOLDER
--------------------------------------------------------------------------------

3.   ELECTION OF DIRECTORS.
     Class I Directors (term expires in 2001)

      FOR ALL NOMINEES [   ]     WITHHOLD [   ]     FOR ALL EXCEPT [   ]


      RONALD G. OLIN
      RALPH W. BRADSHAW
      GARY A. BENTZ
      WILLIAM A. CLARK

      NOTE: IF YOU DO NOT WISH YOUR SHARES VOTED "FOR" ANY PARTICULAR NOMINEE, MARK THE "FOR ALL EXCEPT" BOX AND STRIKE A LINE THROUGH THE NAME(S) OF THE NOMINEE(S). YOUR SHARES WILL BE VOTED FOR THE REMAINING NOMINEE(S).


      THE SOLICITING SHAREHOLDER URGES YOU TO VOTE "FOR" THE ELECTION OF ALL NOMINEES

--------------------------------------------------------------------------------

4. To ratify the selection by the Board of Directors of PricewaterhouseCoopers LLP as the Fund's independent accountants for the year ending December 31, 1999:

                  FOR [   ]     AGAINST [   ]     ABSTAIN [   ]
--------------------------------------------------------------------------------

5. Stockholder proposal to terminate the investment advisory agreement between the Fund and Dresdner RCM Global Investors LLC.

                  FOR [   ]     AGAINST [   ]     ABSTAIN [   ]


       IF PROPOSAL FIVE (5) IS LEFT BLANK FOR ALL BOXES, THE SOLICITING SHAREHOLDER WILL VOTE ON THIS PROPOSAL IN THE BEST INTERESTS
       OF THE STOCKHOLDERS AT THE TIME OF THE ANNUAL MEETING, BASED ON
       THE SOLE JUDGEMENT OF THE SOLICITING SHAREHOLDER
--------------------------------------------------------------------------------

6. Stockholder proposal requiring the removal of Class II and Class III directors from the Board.

                  FOR [   ]     AGAINST [   ]     ABSTAIN [   ]

      THE SOLICITING SHAREHOLDER URGES YOU TO VOTE "FOR" PROPOSAL SIX

7. Stockholder proposal recommending that the Board seek reimbursement, through legal means if necessary, from the investment advisor and/or other responsible parties for the applicable legal fees and other expenses charged to the fund pursuant to litigation against its own shareholders.

                  FOR [   ]     AGAINST [   ]     ABSTAIN [   ]

       THE SOLICITING SHAREHOLDER URGES YOU TO VOTE "FOR" PROPOSAL SEVEN
--------------------------------------------------------------------------------

IMPORTANT - - PLEASE SIGN AND DATE BELOW AS INDICATED.

SHARES WILL BE VOTED AS DIRECTED.  IF NO DIRECTION IS MADE, THIS PROXY
WILL BE VOTED IN FAVOR OF THE ELECTION OF ALL NOMINEES NAMED ABOVE IN
ITEM 3 AND "FOR" PROPOSALS 1(a), 6, AND 7 AND WILL ABSTAIN FROM VOTING ON PROPOSAL 4. ALL OTHER PROPOSALS WILL BE VOTED BY THE SOLICITING SHAREHOLDER IN THE BEST INTERESTS OF STOCKHOLDERS AS DETERMINED BY THE SOLE JUDGEMENT OF THE SOLICITING SHAREHOLDER AT THE TIME OF THE MEETING. THE UNDERSIGNED HEREBY ACKNOWLEDGES RECEIPT OF THE PROXY STATEMENT DATED JANUARY 11, 1999, OF DEEP DISCOUNT ADVISORS, INC. AND RON OLIN INVESTMENT MANAGEMENT COMPANY. THE UNDERSIGNED HEREBY REVOKES ANY PROXY HERETOFORE EXECUTED BY THE UNDERSIGNED RELATING TO THE SUBJECT MATTER HEREOF AND CONFIRMS ALL THAT THE PROXIES MAY LAWFULLY DO BY VIRTUE HEREOF. This proxy card is provided by Deep Discount Advisors, Inc. and Ron Olin Investment Management Company, both beneficial shareholders of the Fund.

Please sign exactly as your name appears hereon or on proxy cards previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person.

                                           (IMPORTANT - PLEASE FILL IN DATE)
SIGNATURE(S)                                   Dated:

Please sign as registered and return promptly in the enclosed envelope. Executors, trustees and other signing in a representative capacity should include their names and the capacity in which they sign.